July 20, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Mer Telemanagement Solutions Ltd.
Request for Withdrawal Pursuant to Rule 477 of Registration Statement on Form F-3 (File No. 333-257529)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mer Telemanagement Solutions Ltd. (the “Company”), hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) originally filed with the Securities and Exchange Commission on June 29, 2021. The Company is withdrawing the Registration Statement, but intends to resubmit a registration statement at a future date to be determined by the Company’s board of directors following the closing of the Company’s pending merger with SharpLink, Inc. No securities were issued or sold under the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our legal counsel, Steven J. Glusband, Esq. of Carter Ledyard & Milburn LLP, at (212) 238-8605.

Sincerely,
/s/ Roy Hess

Roy Hess
Chief Executive Officer